SANDSTORM GOLD Announces Voting Results From 2018 Annual SHAREHOLDER Meeting

Vancouver, British Columbia — June 15, 2018 The Annual General and Special Meeting of Shareholders of Sandstorm Gold Ltd. (the “Meeting”) was held today, June 15 in Vancouver, British Columbia at which 68% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski and Mary L. Little and the election of new director, Vera Kobalia. Detailed results of the vote for directors are set out below:

Election of Directors	VOTING RESULTS
	For	Withheld
Nolan Watson	80,661,415 (99.56%)	354,632 (0.44%)
David Awram	79,560,086 (98.20%)	1,455,962 (1.80%)
David E. De Witt	80,324,281 (99.15%)	691,766 (0.85%)
Andrew T. Swarthout	80,554,430 (99.43%)	461,616 (0.57%)
John P.A. Budreski	55,616,056 (68.65%)	25,399,991 (31.35%)
Mary L. Little	78,362,754 (96.72%)	2,653,294 (3.28%)
Vera Kobalia	80,619,312 (99.51%)	396,735 (0.49%)

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 184 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit:  www.sandstormgold.com

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1164